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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-2595

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____January 1, 2018_____ AND ENDING _____December 31, 2018_____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
(Filed as Confidential Information)

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York   New York   10112
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia   212-632-6524
                                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza   New York   New York   10112
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL
CONDITION AS OF DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Lazard Frères & Co. LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co
LLC and subsidiaries (the "Company") as of December 31, 2018, and the related notes (collectively
referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement
presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in
conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our
responsibility is to express an opinion on this consolidated financial statement based on our audit. We are
a public accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the consolidated financial
statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated
financial statement, whether due to error or fraud, and performing procedures that respond to those risks.
Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in
the consolidated financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the
consolidated financial statement. We believe that our audit of the consolidated financial statement
provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 25, 2019

We have served as the Company's auditor since 2000.

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

ASSETS		
Cash and cash equivalents	$	551,359
Receivables, net:		
Fees		316,096
Affiliates		93,598
Other		9,041
Investments		138,960
Property, net		38,958
Goodwill		128,451
Deferred tax assets		9,185
Other assets		64,917
TOTAL ASSETS	$	1,350,565
LIABILITIES AND MEMBER'S EQUITY		
Accrued compensation and benefits	$	280,775
Payables to affiliates		169,364
Accounts payable and accrued expenses		53,694
Income taxes payable		23,077
Obligations under pension and post employment benefit plans		8,958
Securities sold, not yet purchased		3,929
Other liabilities		17,621
TOTAL LIABILITIES		557,418
COMMITMENTS AND CONTINGENCIES		
Member's equity		853,543
Accumulated other comprehensive loss, net of tax		(60,396)
TOTAL MEMBER'S EQUITY		793,147
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,350,565

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition is that of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"). Lazard Group is a wholly-owned indirect subsidiary of Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange. The Company includes the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), Lazard LAM Holdings, Inc. and Goldsmith, Agio, Helms & Lynner, LLC and its subsidiary ("GAHL"). The Company's operating activities include:

- Financial Advisory services, which offer corporate, partnership, institutional, government and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions ("M&A"), capital advisory, capital raising, restructurings, and other strategic advisory services, and
- Asset Management services, which offers a broad range of global investment solutions and investment management services in equity and fixed income strategies, asset allocation strategies, alternative investments to corporations, public funds, endowments and foundations, labor funds, financial intermediaries and private clients.

Basis of Presentation – The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates:

- Voting interest entities ("VOEs") where the Company holds a majority of the voting interest in such VOE's, and
- Variable interest entities ("VIEs") where the Company is the primary beneficiary having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of, or receive benefits from, the VIE that could be potentially significant to the VIE.

When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company either (i) applies the equity method of accounting in which it records a proportionate share of the entities net earnings, or (ii) elects the option to measure at fair value. Intercompany transactions and balances have been eliminated.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency Translation – The consolidated statement of financial condition is presented in U.S. dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar, generally the currency of the country in which such subsidiaries are domiciled. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. Dollars are reported in "accumulated other comprehensive loss, net of tax" ("AOCI").

Use of Estimates – The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires the use of management's estimates. In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives, securities sold, not yet purchased and assumptions used to value pension and other post-retirement plans;
- recognition of asset management and distribution fees and the value of the underlying assets under management;
- the adequacy of the allowance for doubtful accounts;
- the realization of deferred tax assets and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. Cash and cash equivalents includes $99,861 of U.S. Treasury Bills at December 31, 2018, that matured on January 24, 2019. The Company has concentrations of cash equivalents of $96,151 and $86,580 that are invested in Dreyfus and Goldman Sachs money market funds, respectively, as of December 31, 2018.

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

Investments – Investments in debt and marketable equity securities held either directly or indirectly through asset management funds or in managed accounts and securities owned at LF&Co. are accounted for at fair value.

Investments in debt and marketable equity securities held at the Company's non broker-dealer subsidiaries are accounted for at fair value.

Investments also include interests in alternative investment funds, private equity funds, debt, equity, and debt equity funds, each accounted for at fair value.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide for estimated losses relating to fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and specifically reserves against exposures where the Company determines the receivables may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions include specific contractual payment terms that may vary from one month to four years (as is the case with the Company's Private Company Advisory ("PCA") group's interest bearing financing receivables) following the invoice date or may be subject to court approval (as is the case with bankruptcy-related restructuring assignments). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable. Asset management and distribution fee receivables are deemed past due and fully provided for when such receivables are outstanding 12 months after the invoice date. Notwithstanding our policy for receivables past due, the Company specifically reserves against exposures relating to Financial Advisory and Asset Management fees where the Company determines receivables are impaired. See Note 4 for additional information regarding receivables.

Receivables, net - other – Other receivables consists of $4,095 related to the settlement of mutual fund transactions with customers of LAM, $2,950 from unsettled trades, $1,085 of receivable from underwriting and fees due from third parties, $350 for clearing deposits held at our clearing broker, $366 of loans receivable from employees and $195 of commissions and other receivables. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net – Property is stated at cost less accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 15 years.

Goodwill – As goodwill has an indefinite life, it is required to be tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company performs a qualitative evaluation about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit. The Company completed its annual goodwill review as of November 1, 2018 and determined that no impairment existed.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value.

Derivative Instruments – A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*i.e.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*i.e.*, interest rate swaps or options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates and equity and debt security prices. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in "other assets" and "other liabilities" in the consolidated statement of financial condition. See Note 7 for information regarding derivatives.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these compensation arrangements are based on the value of the underlying investments, adjusted for estimated forfeitures, and are included in "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2018. See Note 13 for information regarding LAM's deferred compensation arrangements.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, deposits with banks, receivables (excluding PCA receivables, which are interest bearing), investments, derivative instruments, securities sold, not yet purchased and an insurance contract.

Revenue Recognition

Investment Banking and Other Advisory Fees – Fees for Financial Advisory services are recorded when (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other

transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The benefits of investment banking and advisory services are generally transferred to the Company's clients over time, and consideration for these advisory services typically includes transaction completion, transaction announcement and retainer fees. Retainer fees are generally fixed and recognized over the period in which the advisory services are performed. However, transaction announcement and transaction completion fees are variable and subject to constraints, and they are typically not recognized until there is an announcement date or a completion date, respectively, due to the uncertainty associated with those events. Therefore, in any given period, advisory fees recognized for certain transactions will relate to services performed in prior periods. The advisory fees that may be unrecognized as of the end of a reporting period, primarily comprised of fees associated with transaction announcements and transaction completions, generally remain unrecognized due to the uncertainty associated with those events. Receivables relating to investment banking and other advisory fees are reported in "receivables, net – fees" on the consolidated statement of financial condition.

Asset Management and Distribution Fees – Fees for Asset Management services are primarily comprised of management fees and incentive fees. Management fees are derived from fees for investment management and advisory services provided to clients. Fees for Distribution services are earned from distribution agreements whereby a LAM subsidiary acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc. and service class shares of the Portfolios of Lazard Retirement Series, Inc., (collectively, the "Funds").

Revenue from Asset Management and Distribution services are recorded in accordance with the same five criteria as Financial Advisory fees, which generally results in management fees being recorded on a daily, monthly or quarterly basis, primarily based on a percentage of clients assets managed. Fees vary with the type of assets managed, with higher fees earned on equity assets and alternative investment funds (such as hedge funds), while lower fees are earned on fixed income and money market products.

Management fees – The benefits of these management services are transferred to the Company's clients over time. Consideration for these management services generally includes management fees, which are based on assets under management and recognized over the period in which the management services are performed. The selling or distribution of fund interests is a separate performance obligation within management fees and other, and the benefits of such services are transferred to the Company's clients at the point in time that such fund interests are sold or distributed.

Incentive fees – The benefits of these management services are transferred to the Company's clients over time. Consideration for these management services is generally variable and includes performance or incentive fees. The fees allocated to these management services that are unrecognized as of the end of the reporting period are generally amounts that are subject to constraints due to the uncertainty associated with performance targets and claw backs.

In addition to the above, contracts with clients include trade-based commission income, which is recognized at the point in time of execution and presented within other revenue. Such income may be earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to clients.

With regard to the disclosure requirement for remaining performance obligations, the Company elected the practical expedients permitted in the guidance to (i) exclude contracts with a duration of one year or less; and (ii) exclude variable consideration, such as transaction completion and transaction announcement fees, that is allocated entirely to unsatisfied performance obligations. Excluded variable consideration typically relates to contracts with duration of one year or less, and is generally constrained due to uncertainties. Therefore, when applying the practical expedients, amounts related to remaining performance obligations are not material to the Company's consolidated statement of financial condition.

In addition, the Company earns performance-based incentive fees on various investment products, including traditional products and alternative investment funds, such as hedge funds.

For Hedge funds, incentive fees are calculated based on a specific percentage of a fund's net appreciation, in some cases in excess of established benchmarks, or thresholds. The Company records incentive fees on traditional products and hedge funds when a significant reversal in the amount of the cumulative revenue to be recognized is not probable, which is typically at the end of the relevant performance measurement period. The incentive fee measurement period is generally an annual period (unless an account is terminated during the year). Incentive fees received at the end of the measurement period are not subject to reversal or payback. Incentive fees on hedge funds are generally subject to loss carryforward provisions in which losses incurred by the hedge funds in any year are applied against certain gains realized by the hedge funds in future periods before any incentive fees can be earned.

Receivables relating to asset management fees and distribution fees are reported in "receivables, net - fees" on the consolidated statement of financial condition.

Underwriting Fees – Underwriting revenue is accrued on a trade date basis and represents fees earned on primary and secondary offerings of debt and equity securities. Expenses that are directly related to underwriting transactions that are billable to clients are recorded as incurred.

Soft Dollar Arrangements – LAM obtains research and other services through commission–sharing arrangements with broker dealers, which are also known as "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, LAM does not have any contractual obligation or arrangement requiring it to pay for research and other eligible services obtained through soft dollar arrangements with brokers. Instead, the provider is obligated to pay for these services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other eligible services obtained by LAM pursuant to such soft dollar arrangements. The use of soft dollars is limited by regulations in the European Union and the U.K. and, as such, the Company may directly pay a portion of the costs of research and other eligible services going forward.

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as deferred tax assets and deferred tax liabilities on the consolidated statement of financial condition. A deferred tax asset is recognized if it is more likely than not (defined as a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available information, including the following:

- nature, frequency, magnitude and duration of any past losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the Company's estimates regarding the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority.

See Note 15 for additional information relating to income taxes.

3.   RECENT ACCOUNTING DEVELOPMENTS

Revenue from Contracts with Customers – In May 2014, the FASB issued comprehensive new revenue recognition guidance. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be

offset against revenue. The Company adopted the revenue recognition guidance upon its effective date of January 1, 2018 using the modified cumulative effect approach.

The Company evaluated the impact of the new guidance, including (i) the timing of revenue recognition for Financial Advisory and Asset Management fees and (ii) the presentation of certain contract costs.

With respect to revenue recognition, the Company assessed the impact of the new guidance on the recognition of fees for Financial Advisory (e.g., transaction completion, transaction announcement and retainers), and Asset Management (e.g., management, distribution and incentive fees), including the requirement under the new guidance to recognize certain transaction completion fees in periods prior to the periods in which the applicable transactions close. The Company's assessment included an analysis of whether the Company's fulfillment of its performance obligations would be deemed to occur over time, or at specific points in time, under the new guidance. Specifically, recognition would be deemed to occur over time if the client receives and consumes benefits from the services as the Company performs the services. The Company concluded that Financial Advisory and Asset Management fees would typically be recognized over time as performance occurs, subject to constraints, using an appropriate measure of progress, based on resources consumed, which is consistent with when the client receives benefits. There was no material impact to the Company's recognition of revenue upon adoption of the new guidance.

The new guidance requires the Company to prospectively present certain contract costs on a gross basis. The most significant changes with respect to presentation relate to (a) certain distribution costs within our Asset Management business and (b) certain reimbursable deal costs within our Financial Advisory business, both of which were previously presented net against revenues and are now presented as expenses on a gross basis under the new guidance because the Company is primarily responsible for fulfilling the promise of the arrangement.

Clarifying the Definition of a Business –In January 2017, the FASB issued updated guidance to clarify the definition of a business within the context of business combinations. The updated guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, such asset or group of assets is not a business. This updated guidance is expected to reduce the number of transactions that need to be further evaluated as business combinations. If further evaluation is necessary, the updated guidance requires that a business set include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The updated guidance removes the evaluation of whether a market participant could replace missing elements. The Company adopted the new guidance on January 1, 2018 and it did not have a material impact on the Company's consolidated statement of financial condition.

Compensation—Stock Compensation: Scope of Modification Accounting – In May 2017, the FASB issued updated guidance on modifications to share-based payment awards. The updated guidance requires entities to account for the effects of a modification to a share-based payment award unless the following are all the same immediately before and after the modification: (i) the fair value of the award, (ii) the vesting conditions of the award, and (iii) the classification of the

award as an equity instrument or a liability instrument. The Company adopted the new guidance on January 1, 2018, and there was no material impact to the Company's consolidated statement of financial condition.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income ("AOCI")—In February 2018, the FASB issued updated guidance on the tax effects of items in AOCI. Specifically, the new guidance will permit, but not require, a reclassification from AOCI to retained earnings for stranded tax effects resulting from the newly enacted federal corporate income tax rate under the Tax Cuts and Jobs Act of 2017 (see Note 15). The amount of the reclassification would be the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate. The new guidance is effective for annual and interim periods beginning after December 15, 2018, with an option to apply it in the period of adoption or on a retrospective basis for each period in which the effect of the change in the U.S. federal corporate income tax rate is recognized. The Company will adopt the new guidance on January 1, 2019 and does not expect a material impact on its consolidated statement of financial condition.

Leases – In February 2016, the FASB issued updated guidance for leases. The guidance requires a lessee to (i) recognize a right-of-use asset and a lease liability that is initially measured at the present value of the lease payments, in the consolidated statement of financial condition, (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis and (iii) classify operating lease related cash payments within operating activities and finance lease related principal cash payments within financing activities (with interest included in interest paid) the statement of cash flows.

The new guidance is effective for annual and interim periods beginning after December 15, 2018, and is to be applied either on a modified retrospective basis, requiring the initial application at the beginning of the earliest comparative period presented in the consolidated statement of financial condition, or electing the optional transition method, which allows the new standard to be applied initially at the adoption date with a cumulative-effect adjustment without restating comparative periods. The Company will adopt the new guidance on January 1, 2019 with the optional transition approach. The Company plans to elect the practical expedients, which allows the carry-forward of the prior conclusions on lease definition, classification and initial direct costs related to the expired and existing leases as of the adoption date. The Company expects to apply the exemption of balance sheet recognition requirements of short-term leases.

The Company continues to evaluate its processes and internal controls over financial reporting relating to its leasing activities. The Company currently estimates the recognition of the right-of-use assets and lease liabilities to be within the range of $20 million to $22 million on its consolidated statement of financial condition upon adoption.

Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments – In June 2016, the FASB issued new guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology in the current guidance with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The

new guidance is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. The Company is currently evaluating the new guidance.

***Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment* –** In January 2017, the FASB issued updated guidance, which eliminated Step 2 from the goodwill impairment test. Step 2 is the process of measuring a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. The new guidance requires entities to measure a goodwill impairment loss as the amount by which a reporting unit's carrying value exceeds its fair value, limited to the carrying amount of goodwill. The FASB also eliminated the requirements for entities that have reporting units with zero or negative carrying amounts to perform a qualitative assessment for the goodwill impairment test. Instead, those entities would be required to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount. The new guidance is effective for goodwill impairment tests performed in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the new guidance.

***Intangibles—Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*—**In August 2018, the FASB issued updated guidance on the accounting for implementation costs incurred in a cloud computing arrangement. The new guidance requires the capitalization of the implementation costs incurred in a cloud computing arrangement to be aligned with the requirements for capitalizing costs incurred to develop or obtain internal-use software. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. Upon adoption, the Company may elect to apply the new guidance on either a prospective or retrospective basis. The Company is currently evaluating the new guidance.

***Related Party Guidance for Variable Interest Entities*—**In October 2018, the FASB issued updated guidance that requires consideration of indirect interest held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The new guidance is effective for fiscal years and interim periods beginning after December 15, 2019, with early adoption permitted. The amendments are required to be applied retrospectively with a cumulative-effect adjustment. The Company is currently evaluating the new guidance.

***Fair Value Measurement: Changes to the Disclosure Requirements for Fair Value Measurement*—**In August 2018, the FASB issued updated guidance which modifies the disclosure requirements on fair value measurement. The updated guidance eliminates or modifies various required disclosures under the current guidance and includes additional requirements. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the new guidance.

***Compensation–Retirement Benefits: Changes to the Disclosure Requirements for Defined Benefit Plans*—** In August 2018, the FASB issued updated guidance which modifies the disclosure requirements regarding defined benefit plans and other postretirement plans. The updated guidance

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

eliminates or clarifies certain currently required disclosures and includes additional requirements. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the new guidance.

4. **RECEIVABLES, NET - FEES**

Receivables are stated net of an estimated allowance for doubtful accounts, for past due amounts and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

Receivables, net - fees, consists of receivables for investment banking fees, PCA fees, private placement fees and asset management and distribution fees as of December 31, 2018:

Financial advisory fees:	
Investment banking	$ 73,072
PCA	70,171
Private placement	50
Asset management fees:	
Asset management and distribution fees	177,981
Total fee receivables	321,274
Less: Allowance for doubtful accounts	(5,178)
Receivables, net - fees	$ 316,096

The Company's PCA fees receivable are primarily interest bearing receivables whose values are based on discounted cash flows expected to be collected and approximate their fair values. Based upon the Company's historical experience, the credit quality of the counterparties, and the lack of past due or uncollectible amounts, there is a nominal balance in the allowance for doubtful accounts for PCA fees receivable. The aggregate carrying amount of all the other fees receivables approximates fair value.

Activity in the allowance for doubtful accounts for the year ended December 31, 2018 was as follows:

Balance, January 1, 2018	$ (5,177)
Bad debt expense, net of recoveries	1
Charge-offs, foreign currency translation and other adjustments	(2)
Balance, December 31, 2018	$ (5,178)

As of December 31, 2018, the Company had receivables past due or deemed uncollectible of $5,976.

5. **INVESTMENTS**

   The Company's investments and securities sold, not yet purchased as of December 31, 2018, consist of the following:

   Investments:

Debt	$ 3,152
Equities	31,989
Funds:	
Alternative investments[a]	17,210
Debt [a]	33,428
Equity [a]	52,169
Private equity	1,012
	103,819
Total Investments, at fair value	$ 138,960
Securities sold, not yet purchased, at fair value	$ 3,929

   [a] Interests in alternative investments, debt and equity funds include investments with fair values of $9,200, $3,189 and $9,800, respectively, as of December 31, 2018, held in order to satisfy the Company's liabilities upon vesting of previously granted fund interests related to the Company's deferred compensation arrangements. The Company's deferred compensation arrangements are further explained in Note 13.

   Debt securities is comprised of corporate bonds.

   Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts related to LAM's business and securities held by LF&Co.

   Alternative investment funds primarily consist of interests in various hedge funds, fund of funds and mutual funds related to LAM's business and amounts related to LAM's deferred compensation arrangements.

   Debt funds primarily consist of a debt fund held by LF&Co, seed investments in funds related to LAM's business that invest in debt securities, and amounts related to LAM's deferred compensation arrangements.

   Equity funds primarily consist of seed investments in funds related to LAM's business that invest in equity securities and amounts related to LAM's deferred compensation arrangements.

   Private equity funds consist of an interest in a limited partnership that invests in private equity securities.

6. FAIR VALUE MEASUREMENTS

The Fair Value Hierarchy of Investments and Certain Other Assets and Liabilities – The Company categorizes its investments and certain other assets and liabilities recorded at fair value of investments into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, or (ii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose trading volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis.

The Company's investments in securities sold, not yet purchased are classified as Level 1 when their respective fair values are based on unadjusted quoted prices in active markets.

Their fair value of debt securities is based on unadjusted quoted prices in active markets and they are classified as Level 1.

The fair value of equities is principally classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds, debt funds and equity funds are classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund.

The fair values of derivatives entered into by the Company are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's

deferred compensation arrangements is based on the value of the underlying investments, adjusted for forfeitures. See Note 7 and Note 13.

Investments Measured at Net Asset Value ("NAV") – As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Company's investments valued at NAV as a practical expedient in (i) alternative investment funds, debt funds and equity funds are redeemable in the near term, and (ii) private equity funds are not redeemable in the near term as a result of redemption restrictions.

The following table presents the classification of (i) investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2018, within the fair value hierarchy and (ii) investments measured at NAV or its equivalent as a practical expedient:

	Fair Value Measurements on a Recurring Basis				
	Level 1	Level 2	Level 3	NAV	Total
Assets:					
Investments:					
Debt securities	3,152	-	-	-	3,152
Equities	30,631	-	1,358	-	31,989
Funds:					
Alternative investments	16,321	-	-	889	17,210
Debt	33,421	-	-	7	33,428
Equity	52,136	-	-	33	52,169
Private equity	-	-	-	1,012	1,012
Derivatives	-	10,652	-	-	10,652
Total	$ 135,661	$ 10,652	$ 1,358	$ 1,941	$149,612
Liabilities:					
Securities sold, not yet purchased	$ 3,929	$ -	$ -	$ -	$ 3,929
Derivatives	-	22,019	-	-	22,019
Total	$ 3,929	$ 22,019	$ -	$ -	$ 25,948

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy during the year ended December 31, 2018.

The following table presents as of December 31, 2018 certain investments that are valued using NAV as a practical expedient in determining fair value. The Company has no unfunded commitments related to these investments:

| | Fair Value | % of Fair Value Not Redeemable | Estimated Liquidation Period of Investments Not Redeemable | | | Investments Redeemable | |
			% Next 5 Years	% 5-10 Years	% Thereafter	Redemption Frequency	Redemption Notice Period
Investment							
Alternative Investment funds:							
Hedge funds	$ 299	N/A	N/A	N/A	N/A	(a)	>45 - 60 Days
Fund of funds	23	N/A	N/A	N/A	N/A	(b)	> 90 Days
Other	567	N/A	N/A	N/A	N/A	(c)	< 30 - 30 Days
Debt funds	7	N/A	N/A	N/A	N/A	(d)	< 30 Days
Equity funds	33	N/A	N/A	N/A	N/A	(e)	<30-90 Days
Private equity funds	1,012	100%	100%	0%	0%	N/A	N/A
Total	$1,941						

Redemption frequency as follows:

[a] monthly (100%)

[b] quarterly (100%)

[c] daily (6%), and monthly (94%)

[d] daily (100%)

(e) daily (25%), monthly (70%) and annually (5%)

LAZARD FRÈRES & CO. LLC

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2018 that are not measured at fair value in the Company's consolidated statement of financial condition.

	Carrying Value	Fair Value	Fair Value Measurements Using:		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 551,359	$ 551,359	$ 551,359	$ -	$ -
PCA receivables FV - interest-bearing	$ 70,171	$ 70,644	$ -	$ -	$ 70,644
Insurance contract (included within other assets)	$ 829	$ 829	$ -	$ 829	$ -
Interest-bearing deposits (included within other assets)	$ 510	$ 510	$ 510	$ -	$ -

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of PCA fees receivables are generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of the insurance contract is stated at its cash surrender value, which approximates fair value because cash surrender value represents the value if it is currently redeemed.

The carrying value of interest-bearing deposits is at amortized cost, which approximates fair value due to their short-term nature.

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "other liabilities" and the fair value of the Company's derivative liability relating to its obligation pertaining to LAM's deferred compensation arrangements reported within "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2018:

	Assets at December 31, 2018		Liabilities at December 31, 2018	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts	$ 228	$ 27,789	$ 482	$ 33,052
Equity and fixed income swaps and other [a]	10,792	81,806	368	8,993
LAM's deferred compensation arrangements	-	-	21,537	21,931
Total Derivatives	11,020	$ 109,595	22,387	$ 63,976
Counterparty netting	(368)		(368)	
Total Derivatives, net	$ 10,652		$ 22,019	

[a] Equity and fixed income swaps with the same counterparty under legally enforceable master netting agreement "net" in "other assets" as of December 31, 2018.

8. PROPERTY, NET

As of December 31, 2018, property, net consists of the following:

	December 31, 2018
Leasehold improvements	$ 16,215
Furniture and equipment	133,498
Total	149,713
Less - Accumulated depreciation and amortization	(110,755)
Property, net	$ 38,958

9. OTHER ASSETS AND OTHER LIABILITIES

The following table sets forth the Company's other assets, by type, as of December 31, 2018:

	December 31, 2018
Prepaid expenses	$ 24,819
Derivative Instruments	10,652
Reimbursable client expenses	8,429
Prepaid compensation	9,844
Pension asset	4,163
Current income tax	415
Other	6,595
Total	$ 64,917

The following table sets forth the Company's other liabilities, by type, as of December 31, 2018:

	December 31, 2018
LAM's settlements of mutual fund transactions payable to customers	$ 10,042
Value Added Taxes Payable	1,499
Deferred lease incentives	2,427
Other	3,653
Total	$ 17,621

10. TRANSACTIONS WITH AFFILIATES

A description of material transactions and balances with affiliates included in the consolidated statement of financial condition of the Company as of December 31, 2018 are set forth below.

Investment Banking and Other Advisory Fees – The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain customer transactions.

Executive Management Service Charge – The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC ("LSCC"), a wholly-owned subsidiary of Lazard

Group, provides various services associated with the management, administration and operations of Lazard Group.

LSCC allocates the costs paid by the Company along with other costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenue or headcount.

Investment Management Services and Revenues – The Company serves as an investment advisor for certain affiliated investment companies and alternative investment funds and receives management fees and, for the alternative investment funds, incentive fees for providing such services. Receivables relating to such investment advisory fees were $46,688 at December 31, 2018, and is included in "receivables, net - fees" in the consolidated statement of financial condition.

Distribution Fees – The Company serves as distributor for certain affiliated investment companies and earns distribution fee revenue for providing such services. Distribution fees earned relating to such services are described in Note 2 to the consolidated statement of financial condition. The Company's distribution fees receivable as of December 31, 2018 was $803.

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2018:

Receivable from Lazard Group in connection with incentive compensation plans	$ 41,044
Banking and PCA fee sharing due from various affiliates	21,227
Executive management services agreement charges due from various affilates	15,677
Other	15,650
Total Receivable from Affiliates	$ 93,598

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2018:

Compensation charges due to Lazard Group	$ 135,442
Deferred compensation charges due to various affiliates	1,628
Rent allocation payable to Lazard Group	643
Executive management services agreement charges by LSCC	14,768
Banking and PCA fee sharing due to various affiliates	11,219
Other	5,664
Total Payables to Affiliates	$ 169,364

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

11. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases office space, office equipment and other computer hardware and software under non-cancelable operating lease agreements, which expire on various dates through 2028. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space to third parties under agreements, which expire in January 2019.

Minimum rental commitments under non-cancelable leases, net of sublease income are as follows:

Year Ending December 31,	Minimum Rental Commitments Operating Leases	
2019	$	10,562
2020		8,054
2021		4,771
2022		3,771
2023		2,725
Thereafter		4,860
Total minimum lease payments		34,743
Less - Sublease proceeds		23
Net lease payments	$	34,720

Other Commitments – The Company has various other contractual commitments arising in the ordinary course of business. In addition, from time to time, the Company may enter into underwriting commitments in which it will participate as an underwriter. At December 31, 2018, the Company had no such underwriting commitments.

Legal – The Company is involved from time to time, in judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company believes, however, based on currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

12. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

13. INCENTIVE COMPENSATION

The Company participates in Lazard Ltd's share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Ltd's share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period. Expenses relating to share-based incentive compensation awards are generally based on the fair value of Lazard Ltd's Class A common stock on the date of grant.

Fund-Based Incentive Compensation – Lazard Group sponsors a program whereby Lazard Group grants interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting. Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM, based in the United Kingdom, owns the Lazard Fund Interests granted in 2018 and 2017 by Lazard Group to LAM-UK employees. These fund interests are included in investments on the consolidated statement of financial condition. One third of the Lazard Fund Interests awarded in 2018 vest on or around March 1, 2019, and the remaining two-thirds vest on or around March 1, 2021.

LAM's Deferred Compensation Arrangements - LAM grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements (referred to herein as "LAM's deferred compensation arrangements"). LAM's deferred compensation arrangements generally require future service as a condition for vesting.

In connection with the Lazard Fund Interests purchased from Lazard Group and LAM's deferred compensation arrangements, the Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite service periods. LAM's deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liabilities associated with Lazard Fund Interests and LAM's deferred compensation arrangements are accounted for at fair value as derivative liabilities that contemplate the impact of estimated forfeitures, and are adjusted for changes in fair value primarily related to changes in value of the underlying investments.

The amortization of the prepaid compensation will generally be recognized over a weighted average period of approximately 0.9 years subsequent to December 31, 2018.

14. EMPLOYEE BENEFIT PLANS

The Company provides pension and other post-employment benefits to certain of its employees through defined benefit plans. The defined benefit pension plans, prior to being frozen, generally provided benefits to participants based on average levels of compensation. The other post-employment benefit plans sponsored by certain subsidiaries are active and provide benefits to the participants when they separate from the Company. Benefits are based on years of service and levels of compensation. The Company also offers a defined contribution benefit plan in the U.S.

LAM-UK co-sponsors a defined benefit pension plan (the "UK Plan") with Lazard & Co. Limited, a UK affiliate. The consolidated statement of financial condition includes LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2018 and 27% of the plan's activity for the year ended December 31, 2018.

Employer Contributions to Pension Plans – The Company's funding policy for its pension plans is to fund when required by government regulation or when applicable, upon an agreement with the plans' trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company funds its post-employment plans on a voluntary basis. The Company is not required, nor does it expect to make any contributions to its pension plans during 2019.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the plans to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The Company's investing policy for its post-employment plans is to invest in highly liquid, low risk mutual funds or interest bearing bank accounts to ensure fund are readily available when employees separate from the Company. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of the plans' investments measured at NAV or its equivalent as a practical expedient is determined based on information provided by external fund administrators and such investments are redeemable in the near term.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes: market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

The amounts in "accumulated other comprehensive loss, net of tax" in the consolidated statement of financial condition as of December 31, 2018 that are expected to be recognized as components of net periodic benefit cost for the year ending December 31, 2019 are as follows:

	Employee Pension Plan	Post Employment Plans	Total
Net actuarial loss	$ 587	$ -	$ 587

The assumptions used to develop actuarial present value of the projected benefit obligation as of December 31, 2018 are set forth below:

	Employee Pension Plans	Post Employment Plans
Weighted-average assumptions used to determine Benefit Obligations:		
Discount rate	3.07%	2.50%

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized in the consolidated statement of financial condition for the benefit plans at December 31, 2018:

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

	Employee Pension Plans	Post Employment Plans
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 142,202	$ 823
Service cost	-	100
Amendments	863	-
Interest cost	3,575	22
Actuarial (gain) loss	(8,098)	60
Benefits paid	(10,572)	(66)
Settlements	-	
Foreign currency translation adjustment	(5,472)	(37)
Benefit obligation at end of year	122,498	902
Change in Plan Assets		
Fair value of plan assets at beginning of year	135,600	715
Actual return on plan assets	(3,563)	9
Employer contribution	1,864	201
Benefits paid	(10,572)	(66)
Foreign currency translation adjustment	(5,549)	(34)
Fair value of plan assets at end of year	117,780	825
Funded surplus (deficit) at end of year	$ (4,718)	$ (77)
Amount recognized in the Consolidated Statement of Financial Condition consists of:		
Pension asset (included in "other assets")	$ 3,338	$ 825
Accrued benefit liability	(8,056)	(902)
Net asset (liability) recognized	$ (4,718)	$ (77)
Amounts Recognized in Accumulated Other Comprehensive (Income)/Loss (excluding tax benefit of $365) consists of:		
Actuarial net (gain) loss	$ 30,340	$ 321

LAZARD FRÈRES & CO. LLC
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five years and in the aggregate for the five years thereafter:

	Employee Pension Plans	Post Employment Plans
2019	$ 4,495	$ 132
2020	$ 4,321	$ 133
2021	$ 5,587	$ 129
2022	$ 5,199	$ 128
2023	$ 5,334	$ 210
2024- 2028	$ 30,972	$ 448

Plans' Assets – The following table presents the categorization of the Company's pension plans' investments, measured at fair value, into a fair value hierarchy and investments measure at NAV or its equivalent as a practical expedient in accordance with fair value measurement disclosure requirements as of December 31, 2018:

	Level 1	Level 2	Level 3	NAV	Total
Plans' Assets					
Cash	$ 1,462	$ -	$ -	$ -	$ 1,462
Equities	3,448	-	-	-	3,448
Debt	4,764	-	-	-	4,764
Funds:					
Equity	29,780	938	-	6,031	36,749
Debt	10,593	-	-	56,412	67,005
Alternative investments	-	167	-	5,010	5,177
Total plans' assets measured at Fair Value	$ 50,047	$1,105	$ -	$ 67,453	$ 118,605

Investments in funds managed by LAM include Level 1 Equity Funds of $15,887 and $6,031 of funds valued at net asset value as a practical expedient.

Consistent with the plans' investment strategies, at December 31, 2018, the Company's U.S. pension plan had 20% of the plans' assets invested in Level 1 equity funds, 51% invested in Level 1 debt funds, 28% invested in equity funds valued at NAV as a practical expedient and 1% of the plan's assets invested in cash, which is a Level 1 asset. The Company's UK Plan at December 31, 2018 had 31% of the plan's assets invested in equities and equity funds that are Level 1 and Level 2 assets, 62 % of the plan's assets invested in debt that are Level 1 and measured at NAV as a practical expedient, 6% of the plan's assets invested in alternative investments that are Level 2 and measured

at NAV as a practical expedient and 1% of the plan's assets invested in cash, which is a Level 1 asset.

15. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to: (i) its certain subsidiaries that are taxed as corporations in the jurisdictions in which they operate as well as (ii) income attributable to operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT").

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted. The Tax Act significantly revised the U.S. corporate income tax system by, among other changes, lowering the corporate income tax rate from 35% to 21%, implementing a partial territorial tax system and imposed a one-time repatriation tax on the deemed repatriated earnings of foreign subsidiaries. The Tax Act also included several provisions that limit the benefit of the tax rate reduction, such as restricting the deductibility of interest expense and other corporate business expenses. The Tax Act further included anti-base erosion provisions such as the base erosion and anti-abuse tax and the tax on global intangible low-taxed income.

As a result of the reduction of the U.S. federal corporate tax rate to 21%, the Company was required to remeasure its deferred tax assets and deferred tax liabilities at the new federal income tax rate of 21% based on the balances that existed on the date of the enactment of the Tax Act.

The Tax Act also required the Company to pay a one-time repatriation tax on previously unremitted earnings of certain non-U.S. corporate subsidiaries. Most of the Company's operations outside the U.S. are conducted in "pass-through" entities for U.S. income tax purposes and the deemed repatriation transition tax does not apply to these pass-through entities or their earnings. The Company instead provided for U.S. income taxes on a current basis for those earnings.

The Company also conducts operations outside the U.S. through foreign corporate subsidiaries, and the Company recorded the impact of this one-time repatriation tax on the foreign earnings of those corporate subsidiaries. The impact to the Company's consolidated statement of financial condition was immaterial.

In accordance with the guidance provided by Staff Accounting Bulletin No. 118, the Company has recognized the provisional tax impact related to the one-time deemed repatriation tax on certain foreign earnings and the remeasurement of our deferred tax assets in the year ended December 31, 2017. In 2018, we completed our analysis of the provisional items, including the one-time repatriation tax, and adjustments to previously recorded provisional amounts related to the Tax Act were not material to the Company's consolidated statement of financial condition.

Details of the Company's deferred tax assets and liabilities at December 31, 2018 are as follows:

Deferred tax assets:		
Compensation and benefits	$	9,039
Basis adjustments		237
Net operating loss and tax credit carryforwards		2,701
Depreciation and amortization		439
Other		679
Gross deferred tax asset		13,095
Valuation allowance		(1,884)
Total deferred tax assets, net of valuation allowance		11,211
Deferred tax liabilities:		
Compensation and benefits		738
Depreciation and amortization		87
Goodwill		11
Other		1,203
Total deferred tax liabilities		2,039
Total net deferred tax assets	$	9,172

The Company has net operating loss and tax credit carryforwards for which related deferred tax assets of $2,701 were recorded at December 31, 2018, that primarily relate to indefinite lived carryforwards in Germany of $1,111 and certain carryforwards of $1,217, relating to LAM Canada which begin expiring in 2026.

The Company's liability for unrecognized tax benefits of $16,657 at December 31, 2018, includes $3,148 related to interest and penalties, which, if recognized, $15,262 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination by U.S. federal, state and local tax authorities for years prior to 2014 and by foreign tax authorities for years prior to 2015. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated statement of financial condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2018 (excluding interest & penalties of $2,874)	$ 10,963
Increases in gross unrecognized tax benefits pertaining to:	
Tax positions taken during current year	3,633
Tax positions taken in prior year	525
Decreases in gross unrecognized tax benefits pertaining to:	
Tax positions taken in prior years	-
Settlements	-
A lapse of the applicable statue of limitations	(1,612)
Balance, December 31, 2018 (excluding interest & penalties of $3,148)	$ 13,509

The Company anticipates that it is reasonably possible that approximately $2,200 of unrecognized tax benefits recorded at December 31, 2018 may be recognized within 12 months by as a result of the lapse of the statute of limitations in various taxing jurisdictions.

16. REGULATORY REQUIREMENTS

LF&Co. is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage (6 2/3%) of total aggregate indebtedness recorded in LF&Co.'s FOCUS report filed with the Financial Industry Regulatory Authority or $100, whichever is greater. In addition, the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15:1. At December 31, 2018, LF&Co.'s regulatory net capital was $174,732, which exceeded the minimum requirement of $3,053. The Company's aggregate indebtedness to net capital ratio was 0.26:1 as of December 31, 2018.

Proprietary accounts held at Pershing LLC are considered allowable assets in the net capital computation pursuant to a Proprietary Securities Account of Broker-Dealers ("PAB") agreement between LF&Co. and Pershing LLC, the requirements of which include that Pershing LLC perform a computation of PAB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

A subsidiary of GAHL and certain LAM subsidiaries are subject to various capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2018, each of these subsidiaries individually was in compliance with its capital requirements.

17.   **SUBSEQUENT EVENTS**

Management has evaluated whether any subsequent events occurred subsequent to the date of these consolidated statement of financial condition and through the date of issuance of the consolidated statement of financial condition, and determined there were no material events that would require recognition or disclosure in this consolidated statement of financial condition.

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